Exhibit 99.1

Maase Inc. Announces $50 Million PIPE Financing to Accelerate Deployment of Star Distributed Intelligent Computing Centers and Commercialization of Lingyanmiaoyu Large Language Model

QINGDAO, China, September 23, 2026 -- Maase Inc. (NASDAQ: MAAS) (“MAAS” or the “Company”), an artificial intelligence (“AI”)-centric full-scene digital systems provider and operator, today announced that it has entered into a securities purchase agreement (the “Agreement”) with certain investor. Pursuant to the Agreement, the Company intends to issue 3,878,856 Class A ordinary shares, par value $0.09 per share, in a private investment in public equity (“PIPE”) financing for expected gross proceeds of approximately $50.0 million. The PIPE financing is priced at US$12.89 per share.

The investor in the PIPE financing, is a financial investment institution with a focus on AI infrastructure. Under the Agreement, the Class A ordinary shares to be issued to the investor in the PIPE financing will be subject to a 36-month lock-up. The closing of the PIPE financing remains subject to customary closing conditions and is expected to occur in October 2026.

The gross proceeds from the US$50 million PIPE financing will be primarily allocated to the following two strategic priorities, with the remaining proceeds used as working capital for market expansion, recruitment of core R&D talent, and delivery of the Company’s existing AI computing and enterprise AI solutions projects:

1. Expansion of Star Distributed Intelligent Computing Centers: The proceeds are expected to be used for the procurement, deployment and technological iteration of containerized modular edge computing nodes, upgrades in unified computing capacity scheduling platform, and supporting green energy and energy storage integration projects. These investments are expected to support the fulfillment of the Company’s existing computing services contracts and enable it to serve additional enterprise AI computing demands.

2. Research, Development and Commercialization of the Lingyanmiaoyu ( referred to as “Lingyan” ) Mixture-of-Experts (“MoE”) Large Language Model: The Company plans to invest in enhancing AI security and privacy-preserving computing capabilities; iterating enterprise private-deployment versions; continuously optimizing the consumer-facing access portal; and establishing datasets and an AI security laboratory to support the expansion of AI token services and customized large language model projects.

Dr. Zhifeng Li, Chief Technology Officer of MAAS, commented, “MAAS is committed to building a differentiated, integrated AI + energy platform. This PIPE financing reflects the investor’s recognition of the Company’s strategic direction and business growth prospects. The proceeds will be used to accelerate the scaled deployment of Star distributed computing nodes, advance the research and development of the Lingyan security-focused large language model, and support the continued delivery and fulfillment of existing enterprise customer projects. This PIPE financing continues the Company’s disciplined approach to capital allocation: maintaining prudent capital allocation and financing discipline while supporting business growth, introducing long-term capital aligned with the Company’s strategic vision, and supporting the next stage of growth.”

About MAAS

Maase Inc. (NASDAQ: MAAS) is an integrated provider and operator of an artificial intelligence (“AI”)-centric full-scene digital systems. Our businesses focus on areas of flexible energy deployment and intelligent commercial network operation, and provide closed-loop solutions from computing infrastructure, smart hardware and full-scene services, aiming to achieve large-scale implementation of AI technologies across industries. Powered by our dual engines of intelligent technology and ecosystem integration, through strategic industry consolidation and continuous improvement in operations, our mission is to build up an open and collaborative industrial ecosystem and provide our customers with efficient, reliable and sustainable intelligent products and solutions. We will continuously explore and consolidate high-quality technological and commercial resources globally and explore industrial application scenarios of AI technologies. For more information, please visit: https://ir.maaseai.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. Among other things, statements regarding the Company’s strategies, business plans, future business development and prospects are forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, but not limited to, the closing conditions under the Agreement will be satisfied or waived; whether and when the PIPE financing will be consummated; whether the Company will receive the anticipated proceeds from the PIPE financing; and whether the use of such proceeds will achieve the Company’s anticipated objectives and benefits; the Company’s goals and strategies; its future business development; the demand for and acceptance of its products and services; technological changes; the economic environment; its reputation and brand; the effects of competition and pricing; governmental regulation; and general economic and business conditions in the domestic and international markets in which the Company operates, as well as assumptions underlying or related to any of the foregoing risks and other risks disclosed in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”). Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Investor Relations Contact

For more information, please contact:

Investor Relations

Phone: +86-532-66030885

Email: ir@maaseai.com

Website: https://ir.maaseai.com/